# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: BioSig Technologies, Inc., CIK 0001530766
CUSIP: 09073N300
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 12424 Wilshire Blvd., Suite 745, Los Angeles, California (CA), 90025
Date of event which requires filing of this statement: 05/23/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001233215

## Reporting persons
- Avanico Limited: type of reporting person: partnership (PN); citizenship or place of organization: United Arab Emirates (C0); does not affirm membership in a group (box b); sole voting power 0; shared voting power 17,040,640; sole dispositive power 0; shared dispositive power 17,040,640; aggregate amount beneficially owned 17,040,640 (12.13% of the class)
  Comment: (1) 17,040,640 exchangeable shares (the "Exchangeable Shares") are exchangeable for 17,040,640 shares of BioSig Technology, Inc. (the "Issuer") common stock, par value $0.001 per share (the "Shares"). Currently, 5.01% of the Exchangeable Shares are exchangeable for Shares and the remainder are exchangeable upon stockholder approval which is expected to occur within 60 days.
  
  (2) Based on 140,396,715 Shares outstanding as of July 22, 2025, which includes 31,326,659 Shares outstanding and 109,070,079 Exchangeable Shares.
- Frank Giustra: type of reporting person: individual (IN); citizenship or place of organization: Italy (L6); does not affirm membership in a group (box b); sole voting power 0; shared voting power 17,040,640; sole dispositive power 0; shared dispositive power 17,040,640; aggregate amount beneficially owned 17,040,640 (12.13% of the class)
  Comment: (1) 17,040,640 Exchangeable Shares are exchangeable for 17,040,640 Shares. Currently, 5.01% of the Exchangeable Shares are exchangeable for Shares and the remainder are exchangeable upon stockholder approval which is expected to occur within 60 days.
  
  (2) Based on 140,396,715 Shares outstanding as of July 22, 2025, which includes 31,326,659 Shares outstanding and 109,070,079 Exchangeable Shares.

## Item 1. Issuer
Name of issuer: BioSig Technologies, Inc.
Address of issuer's principal executive offices: 12424 Wilshire Blvd., Suite 745, Los Angeles, California 90025

## Item 2. Person Filing
Name of person filing: This statement is filed by: (i) Avanico Limited ("Avanico") with respect to the Exchangeable Shares held by Avanico and (ii) Frank Giustra ("Mr. Giustra"), beneficially owned by Avanico and Mr. Giustra, of which only 5.01% are currently exchangeable into Shares, with the remainder exchangeable upon stockholder approval expected within 60 days.
Address of principal business office or, if none, residence: The address of the principal business office of Avanico, and Mr. Giustra is Unit No. 3001-07 & 3001-08, Swiss Tower, Plot No. JLT-PH2-Y3A, Dubai, PO Box 643718, United Arab Emirates.
Citizenship: Avanico is a UAE Corporation. Mr. Giustra is a citizen of Italy and Canada.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The information required by Item 4(a) is set forth in Row 9 of the cover page for each of the Reporting Persons and is incorporated herein by reference. Such information is as of the close of business on July 22, 2025.

In connection with the closing of the share purchase agreement (as amended and in effect), dated May 23, 2025, by and among the Issuer, BST Sub ULC ("ExchangeCo"), 1540875 B.C. Ltd., 1540873 B.C. Ltd., Streamex Exchange Corporation and its shareholders (the "Share Exchange"), the Reporting Persons received 17,040,640 Exchangeable Shares. Currently, 5.01% of such Exchangeable Shares are exchangeable into Shares, with the remainder subject to stockholder approval, which is expected to occur within 60 days.
Percent of class: 12.13%
Sole power to vote or to direct the vote: The information required by Item 4(c)(i) is set forth in Row 5 of the cover page for each of the Reporting Persons and is incorporated herein by reference. Such information is as of the close of business on July 22, 2025.
Shared power to vote or to direct the vote: The information required by Item 4(c)(ii) is set forth in Row 6 of the cover page for each of the Reporting Persons and is incorporated herein by reference. Such information is as of the close of business on July 22, 2025.
Sole power to dispose or to direct the disposition: The information required by Item 4(c)(iii) is set forth in Row 7 of the cover page for each of the Reporting Persons and is incorporated herein by reference. Such information is as of the close of business on July 22, 2025.
Shared power to dispose or to direct the disposition: The information required by Item 4(c)(iv) is set forth in Row 8 of the cover page for each of the Reporting Persons and is incorporated herein by reference. Such information is as of the close of business on July 22, 2025

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Avanico Limited: /s/ Frank Giustra, Frank Giustra, Authorized Person (07/25/2025)
- Frank Giustra: /s/ Frank Giustra, Frank Giustra, Authorized Person (07/25/2025)